Exhibit 23.2

Consent of Independent Auditor

The Board of Directors of Vitesse Energy, Inc.

We, KPMG LLP, consent to the incorporation by reference of our report to the board of directors of Vitesse Energy, Inc. on the consolidated financial statements of Lucero Energy Corp. and its subsidiary, which comprise the consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements in the registration statement on Form S-8 dated May 30, 2025 of Vitesse Energy, Inc. Our report is dated March 21, 2025.

/s/ KPMG LLP

Chartered Professional Accountants

May 30, 2025

Calgary, Canada